Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
March 26, 2009
By Facsimile and EDGAR
United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-3628
Attention: Perry J. Hindin
               Special Counsel, Division of Corporation Finance

Re:	Liberty Media Corporation Schedule TO-I Filed March 9, 2009 File No. 5-81951
Dear Mr. Hindin:
          Liberty Media Corporation (the “Company”) has filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 2 (“Amendment No. 2”), to its Tender Offer Statement on Schedule TO-I (File No. 5-81951), originally filed on March 9, 2009 and amended on March 20, 2009 (the “Tender Offer Statement”). The Tender Offer Statement relates to the Company’s offer to exchange certain outstanding options to purchase shares of the Company’s Series A Liberty Interactive common stock, par value $0.01 per share (“LINTA shares”), for new options to purchase LINTA shares on the terms and subject to the conditions set forth in the Company’s Offer to Exchange dated March 9, 2009 (as amended, the “Offer to Exchange”).
          On March 16, 2009, the Staff of the United States Securities and Exchange Commission (the “Commission”), sent to Robert W. Murray Jr., of Baker Botts L.L.P., a comment letter (the “Comment Letter”) regarding the Tender Offer Statement, and the Company responded to the Comment Letter on March 20, 2009. On March 24, 2009, you had a telephone conversation with John Winter of Baker Botts L.L.P. in which you indicated that the Staff of the Commission was reissuing Comment No. 4 contained in the Comment Letter. Set forth below is the Company’s supplemental response to Comment No. 4.
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Schedule TO-I
Offer to Exchange
Conditions of the Exchange Offer, page 35

Comment 4:	We note the representation in the penultimate paragraph of this section that the company may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the company.

Response:	The Company has made the requested revision by deleting the phrase “and may be asserted by us regardless of the circumstances giving rise to any such condition,” in the Offer to Exchange. Please see numbered paragraph 1 of Amendment No. 2.
* * *
          If you have any questions with respect to the foregoing responses to or require further information, please contact Robert W. Murray Jr. of Baker Botts L.L.P. at (212) 408-2540.

Very truly yours,

LIBERTY MEDIA CORPORATION

By: Name:	/s/ Pamela L. Coe Pamela L. Coe
Title:	Vice President and Deputy General Counsel

cc:	Robert W. Murray Jr. Baker Botts L.L.P.

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